                      securities and exchange commissions
                             washington, dc 20549

                                   FORM 6-K

                       report of foreign private issuer
                     pursuant to rule 13a-16 or 15a-16 of
                      the securities exchange act of 1934

                          For the month of March 2002

                              SCOTTISH POWER PLC
                (Translation of Registrant's Name Into English)

              CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP
                   (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X  Form 40-F
               ---           ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes     No  X
         ---    ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

                          FORM 6-K: TABLE OF CONTENTS

1. Press Release of Scottish Power plc, dated March 19, 2002, announcement regarding effectiveness of demerger of THUS Group plc.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           /s/ Scottish Power plc
                                           -----------------------------
                                           (Registrant)

Date March 19, 2002                    By: /s/ Alan McCulloch
     --------------------                  -----------------------------
                                           Alan McCulloch
                                           Assistant Company Secretary

[LOGO] ScottishPower

FOR IMMEDIATE RELEASE
---------------------

                                  Contacts:   Andrew Jamieson
                                              ScottishPower, (Glasgow, Scotland)
                                              +44 (0)141 636 4527
                                              - or -
                                              Bob Hess
                                              ScottishPower (Portland, Oregon)
                                              +1 503 813 7234
                                              - or -
                                              Brian Rafferty
212                                           Taylor Rafferty
                                              +1 212 889 4350

DEMERGER OF THUS GROUP PLC ("THUS") EFFECTIVE
---------------------------------------------

GLASGOW - March 19, 2002 - ScottishPower (LSE: SPW; NYSE: SPI) is pleased to announce the completion of the demerger of its interest in THUS at 4.30 p.m. today. As a result of the demerger, ScottishPower shareholders have been allocated 49.97481096 THUS ordinary shares and 1.34942060 THUS participating preference shares for every 100 ScottishPower ordinary shares held at 5.00 p.m. on 15 March 2002.

THUS has convened an extraordinary general meeting at 5.00 p.m. today to approve the conversion of its participating preference shares into ordinary shares which, if approved, is expected to become effective tomorrow. If the resolution to approve the conversion of the THUS participating preference shares into ordinary shares is passed and becomes effective, ScottishPower shareholders would receive approximately 2.80346820 THUS ordinary shares for every THUS participating preference share.

Accordingly, based on the allocation of 1.34942060 THUS participating preference shares for every 100 ScottishPower ordinary shares, ScottishPower shareholders would receive approximately 3.78305773 additional THUS ordinary shares for every 100 ScottishPower ordinary shares. On this basis, the total number of THUS ordinary shares received would be approximately 53.75786869 for every 100 ScottishPower ordinary shares held at 5.00 p.m. on 15 March 2002.
Fractional entitlements to THUS ordinary shares or THUS participating preference shares arising on the demerger have not been distributed but will be sold for the benefit of ScottishPower. Similarly, fractional entitlements to THUS ordinary shares arising from the conversion of the THUS participating preference shares into THUS ordinary shares will be sold and the proceeds retained for the benefit of THUS. Accordingly, the exact number of THUS ordinary shares that each individual ScottishPower shareholder will receive will be determined following the deduction of the relevant fractional entitlements. The impact of the deduction of fractional entitlements is illustrated in note 1 to this announcement.
It is expected that THUS will announce the outcome of the extraordinary general meeting to approve the conversion before 7.30 a.m. tomorrow and that dealings in THUS ordinary shares arising on conversion will commence at 8.00 a.m. tomorrow.

Enquiries:
HSBC Investment Bank plc
Peter Jones                                           +44 (0)20 7336 9315
John Hannaford                                        +44 (0)20 7336 2006

HSBC Investment Bank plc is acting exclusively for ScottishPower and no one else in connection with the proposals described in this announcement and will not be responsible to anyone other than ScottishPower for providing the protections afforded to its clients or for providing advice in relation to such proposals or the contents of this announcement.

Note for editors:
----------------

The impact of the deduction of fractional entitlements is illustrated below for holders of exactly 100 and 1,000 ScottishPower shares respectively:

ScottishPower shares held                                   100                       1,000

Demerger
THUS Ordinary shares received                               49.97481096               499.7481096
After elimination of fractional entitlements                49                        499

THUS Preference shares received                             1.34942060                13.4942060
After elimination of fractional entitlements                1                         13

Conversion of THUS preference shares to ordinary shares (if approved at THUS EGM)
THUS Ordinary shares received (after conversion)            2.80346820                36.4450866
After elimination of fractional entitlements                2                         36

Post Demerger and Conversion
Total THUS Ordinary shares received                         51                        535

                                     * * *

ScottishPower's ADR, equivalent to four ordinary shares, trades on the New York Stock Exchange under the symbol SPI. ScottishPower's ordinary shares trade on the London Stock Exchange. Prices may be accessed on Bloomberg under the symbols SPI and SPW LN, on the Reuter Equities 2000 Service under SPI.N and SPW.L and on Quotron under SPWU.EU.

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